SUSGLOBAL ENERGY CANADA CORP.

PROMISSORY NOTE

("this Note")

SusGlobal Energy Canada Corp. (the 'Borrower")

Marc Hazout and Haute Inc. (the "Lenders")

Principal Amount-C$329,670

1. For value received, the Borrower promises to pay the Lenders the principal amount of C$329,670. Interest at the rate of 13% per annum, has been prepaid for six months, in total C$19,500.
2. This Promissory Note will be repaid by the borrower in full on or before July 9, 2024.
3. This Promissory Note will be construed in accordance with and governed by the laws of the Province of Ontario, Canada.

Signed, Ike Makrimichalos, Chief Financial Officer of SusGlobal Energy Canada Corp., the Borrower, on the 9th of January, 2024.

Ike Makrimichalos, Chief Financial Officer

Signed, Donna Saunders, Witness

Signed, Marc Hazout and Haute Inc., the Lenders, on the 9th of January, 2024 in Toronto, Ontario, Canada